CUSIP NO. 726540503

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934*

(Amendment No. 6)

Plains Resources Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

726540503

(CUSIP Number)

Paul G. Allen

Vulcan Energy Corporation

505 Fifth Avenue S, Suite 900

Seattle, Washington 98104

(206) 342-2000

James C. Flores

Plains Resources Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

John T. Raymond

Plains Resources Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications)

July 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP NO. 726540503

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0 shares (1) 8 SHARED VOTING POWER: 2,839,519 shares (1)(2) 9 SOLE DISPOSITIVE POWER: 0 shares (1) 10 SHARED DISPOSITIVE POWER: 0 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

(1)	Vulcan Energy Corporation and Paul G. Allen have entered into an Amended and Restated Subscription Agreement with James C. Flores and John T. Raymond (please see Item 6) and may be deemed members of a “group” with respect to the shares of Issuer owned by Messrs. Flores and Raymond. Vulcan Energy Corporation and Paul G. Allen disclaim membership in a group with, and beneficial ownership of the shares of Issuer owned by, Messrs. Flores and Raymond.
(2)	Vulcan Energy Corporation has entered into a Voting Agreement with Kayne Anderson Capital Advisors, L.P. (“KACA”) and EnCap Investments, LLC (“EnCap”) (please see Item 6) and may be deemed a member of a “group” with respect to the shares of Issuer owned by KACA and EnCap. Paul G. Allen is the sole shareholder of Vulcan Energy Corporation. Vulcan Energy Corporation and Mr. Allen disclaim membership in a group with, and beneficial ownership of, the shares of Issuer owned by KACA and EnCap.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0 shares (1) 8 SHARED VOTING POWER: 2,839,519 shares (1)(2) 9 SOLE DISPOSITIVE POWER: 0 shares (1) 10 SHARED DISPOSITIVE POWER: 0 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

(1)	Vulcan Energy Corporation and Paul G. Allen have entered into an Amended and Restated Subscription Agreement with James C. Flores and John T. Raymond (please see Item 6) and may be deemed members of a “group” with respect to the shares of Issuer owned by Messrs. Flores and Raymond. Vulcan Energy Corporation and Paul G. Allen disclaim membership in a group with Messrs. Flores and Raymond.
(2)	Vulcan Energy Corporation has entered into a Voting Agreement with Kayne Anderson Capital Advisors, L.P. (“KACA”) and EnCap Investments, LLC (“EnCap”) (please see Item 6) and may be deemed a member of a “group” with respect to the shares of Issuer owned by KACA and EnCap. Paul G. Allen is the sole shareholder of Vulcan Energy Corporation. Vulcan Energy Corporation and Mr. Allen disclaim membership in a group with, and beneficial ownership of, the shares of Issuer owned by KACA and EnCap.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James C. Flores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,226,428 shares 8 SHARED VOTING POWER: 0 shares 9 SOLE DISPOSITIVE POWER: 1,226,428 shares 10 SHARED DISPOSITIVE POWER: 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,428 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John T. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 421,223 shares 8 SHARED VOTING POWER: 0 shares 9 SOLE DISPOSITIVE POWER: 421,223 shares 10 SHARED DISPOSITIVE POWER: 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,223 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.72%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

This sixth amendment to the Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2003, as amended on February 26, 2004, as amended on March 25, 2004, as amended on April 15, 2004, as amended on July 13, 2004 and as amended on July 19, 2004. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

The following is hereby added to Item 4:

On July 20, 2004, Vulcan sent a letter to the Issuer’s board of directors attaching a model illustrating the likely achievable value in a leveraged recapitalization using reasonable assumptions discussed with the board of directors and detailed in Vulcan’s letter sent to the board of directors on July 19, 2004 (attached to Amendment No. 5 to this Schedule 13D). A copy of the letter delivered to the board of directors is attached hereto as Exhibit 99(a) and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

99(a)	Letter from Vulcan Energy Corporation to the Board of Directors of Plains Resources, Inc., dated July 20, 2004.

99(b)	Joint Filing Agreement (incorporated by reference to Exhibit 99(b) of the Schedule 13D filed jointly by Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond on December 1, 2003).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 20, 2004

VULCAN ENERGY CORPORATION

By:	/s/ David Capobianco
Name:	David Capobianco
Title:	Vice President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 20, 2004

/s/ Paul G. Allen
Paul G. Allen

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 20, 2004

/s/ James C. Flores
James C. Flores

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 20, 2004

/s/ John T. Raymond
John T. Raymond

Exhibit Index

Name of Exhibit
99	(a)	Letter from Vulcan Energy Corporation to the Board of Directors of Plains Resources, Inc., dated July 20, 2004.

99	(b)	Joint Filing Agreement (incorporated by reference to Exhibit 99(b) of the Schedule 13D filed jointly by Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond on December 1, 2003).